Filed Pursuant to Rule 253(g)(2)
File No. 024-10844

FUNDRISE INCOME EREIT II, LLC

SUPPLEMENT NO. 13 DATED FEBRUARY 18, 2021
TO THE OFFERING CIRCULAR DATED AUGUST 24, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Income eREIT II, LLC (“we”, “our” or “us”), dated August 24, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 25, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Senior Mortgage Loan – 686-WOPG, LLC

On October 24, 2019, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our Manager (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $2,750,000 (the “686-WOPG Senior Loan”). The Borrower, 686-WOPG LLC (“686-WOPG”), used the loan proceeds to acquire a two-story, approximately 11,000 square foot, commercial building located at 686 N Spring St, Los Angeles, CA 90012 (the “686-WOPG Property”). The details of the acquisition can be found here.

686-WOPG achieved material completion of the renovations and re-tenanting. Consequently, on February 12, 2021, 686-WOPG paid off the investment for the full amount of the 686-WOPG Senior Loan principal drawn-to-date, plus interest, yielding an annualized return on investment of approximately 9.5%. 686-WOPG repaid the 686-WOPG Senior Loan through a refinancing.